EX 99.1

Sub-Item 77C: Matters submitted to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on February 9, 2015, the following proposals were voted upon:

1. All persons nominated were elected.

Terms expiring in 2018  Shares voted for    Shares withheld
Kinchen C. Bizzell        10,888,899          1,088,961
Jane D. O'Keeffe          10,846,934          1,130,926

Trustees Elizabeth C. Bogan, Ph.D., Thomas H. Dinsmore, Daniel D.
Harding and Nicolas W. Platt continue their terms of office.

2. The Audit Committee's appointment of Tait, Weller & Baker LLP as independent registered public accountants was ratified, as 11,285,350 shares voted for, 540,933 shares voted against and 151,577 shares abstained.

3. The shareholder proposal that would request that the Board of Trustees begin the process of amending the Declaration of Trust did not pass, as 1,920,738 shares voted for, 4,435,195 shares voted against, 213,236 shares abstained and 5,408,691 shares were broker non-votes.